Exhibit 99.1

Key Components of Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2026 and 2025

The following tables summarize our results of operations from unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$39,932,329	100.0%	$26,729,054	100.0%	$13,203,275	49.4%
Cost of revenues	(31,423,088)	(78.7)%	(14,926,118)	(55.8)%	(16,496,970)	110.5%
Gross profit	8,509,241	21.3%	11,802,936	44.2%	(3,293,695)	(27.9)%

Operating expenses:
Selling expenses	(735,970)	(1.8)%	(78,369)	(0.3)%	(657,601)	839.1%
General and administrative expenses	(5,597,888)	(14.0)%	(4,229,947)	(15.8)%	(1,367,941)	32.3%
Research and development expenses	(14,444,400)	(36.2)%	(5,808,899)	(21.7)%	(8,635,501)	148.7%
Impairment loss of Intangible assets	(38,438,830)	(96.3)%	—	—	(38,438,830)	100.0%
Total operating expenses	(59,217,088)	(148.3)%	(10,117,215)	(37.8)%	(49,099,873)	485.3%

(Loss) income from operations	(50,707,847)	(127.0)%	1,685,721	6.4%	(52,393,568)	(3,108.1)%

Other income (expenses):
Interest income	58,236	0.1%	25,227	0.1%	33,009	130.8%
Interest expenses	(69,386)	(0.2)%	(145,354)	(0.5)%	75,968	(52.3)%
Change of fair value of warrant liability	128,286	0.3%	3,734,131	14.0%	(3,605,845)	(96.6)%
Other income, net	143	0.0%	24,095	0.1%	(23,952)	(99.4)%
Total other (loss) income, net	117,279	0.2%	3,638,099	13.7%	(3,520,820)	(96.8)%

(Loss) income before income taxes	(50,590,568)	(126.8)%	5,323,820	20.1%	(55,914,388)	(1,050.3)%
Income taxes expense	(69,168)	(0.2)%	(284,284)	(1.1)%	215,116	(75.7)%
Net (loss) income	(50,659,736)	(127.0)%	5,039,536	19.0%	(55,699,272)	(1,105.2)%

Revenue

We generate revenue primarily through virtual technology service ,digital asset development and sales of digital asset. Total revenues increased by $13.20 million or 49.4%, from $26.7 million for the six months ended March 31, 2025, to $39.9 million for the six months ended March 31, 2026. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$27,102,442	67.9%	$15,036,110	56.3%	$12,066,332	80.2%
Digital asset development and others	7,932,537	19.9%	11,692,944	43.7%	(3,760,407)	(32.2)%
Sales of digital asset	4,897,350	12.2%	—	—%	4,897,350	100.0%
Total	$39,932,329	100.0%	$26,729,054	100.0%	$13,203,275	49.4%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 67.9% and 56.3% of total revenues for the six months ended March 31, 2026 and 2025, respectively. Revenues from virtual technology service increased by $12.1 million, or 80.2% from $15.0 million for the six months ended March 31, 2025, to $27.1 million for the six months ended March 31, 2026.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 19.9% and 43.7% of total revenues for the six months ended March 31, 2026 and 2025, respectively. Revenues from digital assets development and others decreased by $3.8 million or 32.2% from $11.7 million for the six months ended March 31, 2025, to $7.9 million for the six months ended March 31, 2026. Rapid advancements in AI modeling technologies reduced traditional licensing revenue by $3.8 million.

Sales of digital asset

The Company launched a new revenue stream through selling digital assets to enterprises developing large language models in October, 2025, driving a $4.9 million increase in digital asset sales revenue for the period.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $16.5 million or 110.5%, from $14.9 million for the six months ended March 31, 2025, to $31.4 million for the six months ended March 31, 2026. The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$19,309,856	61.5%	$9,489,173	63.6%	$9,820,683	103.5%
Digital asset development and others	7,714,150	24.5%	5,436,945	36.4%	2,277,205	41.9%
Sales of digital asset	4,399,082	14.0%	—	—%	4,399,082	100.0%
Total	$31,423,088	100.0%	$14,926,118	100.0%	$16,496,970	110.5%

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Cost of revenues for virtual technology service increased by $9.8 million, or 103.5%, from $9.5 million for the six months ended March 31, 2025 to $19.3 million for the six months ended March 31, 2026. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues was varied in accordance with different projects.

Cost of revenues for digital asset development and others increased by $2.3 million, or 41.9%, from $5.4 million for the six months ended March 31, 2025 to $7.7 million for the six months ended March 31, 2026. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights, cost or amortization of digital assets and out-sourced production and development services.

Cost of revenues for sales of digital asset amounted to $4.4 million for the current period. Such costs primarily reflect the net carrying value of our owned digital asset inventory upon delivery to customers. These long-held digital assets were amortized over their estimated useful lives before the sales transactions, and their residual carrying amounts are recorded as cost of revenues at the delivery date.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit decreased by $3.3 million, or 27.9% from $11.80 million for the six months ended March 31, 2025 to $8.5 million for the six months ended March 31, 2026. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026		2025		Variance
	Gross profit	GM%	Gross profit	GM%	Amount %	%
Virtual technology service	$7,792,586	28.8%	$5,546,937	36.9%	$2,245,649	40.5%
Digital asset development and others	218,387	2.8%	6,255,999	53.5%	(6,037,612)	(96.5)%
Sales of digital asset	498,268	10.2%	—	—	498,268	100.0%
Total	$8,509,241	21.3%	$11,802,936	44.2%	$(3,293,695)	(27.9)%

The gross margin decreased from 44.2% for the six months ended March 31, 2025 to 21.3% for the six months ended March 31, 2026, which was mainly because that (i) the gross profits margin for virtual technology services decreased from 36.9% for the six months ended March 31, 2025 to 28.8% for the six months ended March 31, 2026. Gross margin varied in accordance with different projects. The variance in gross margin for virtual technology services is primarily due to completion of additional lower margin projects in the six months ended March 31, 2026 as compared to the prior period; (ii) the gross profits margin for digital asset development business and others decreased from 53.5% for the six months ended March 31, 2025 to 2.8% for the six months ended March 31, 2026. The decrease in gross margin of this business line is primarily driven by rapid advances in AI modeling technologies, which weighed down traditional licensing revenue; and (iii) the gross profits margin for sales of digital asset was 10.2%, corresponding to the Company’s newly launched business vertical.

Operating Expenses

Operating expenses increased by $49.1 million, or 485.3%, from $10.1 million for the six months ended March 31, 2025, to $59.2 million for the six months ended March 31, 2026. The change was primarily caused by the increase of $1.4 million in general and administrative expenses ,the increase of $0.7 million in selling expenses , the increase of $8.6 million in research and development expenses and the increase of $38.4 million in impairment loss of Intangible assets, respectively.

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Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses increased by $0.7 million, or 839.1%, from $78,369 for the six months ended March 31, 2025 to $0.7 million for the six months ended March 31, 2026. Due to industry characteristic, our customer acquisition mainly relies on accumulated reputation in industry and internal recommendations, and there is no direct correlation between selling expenses and revenue growth. The increase in selling expenses was primarily attributable to share-based compensation expense of $0.7 million recognized during the current period.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $1.4 million, or 32.3%, from $4.2 million for the six months ended March 31, 2025 to $5.60 million for the six months ended March 31, 2026. The increase was primarily driven by a $4.1 million rise in share-based compensation expense, partially offset by a $1.5 million reduction in allowance for credit losses and a $0.6 million decrease in professional service fees. General and administrative expenses represent 14.0% and 15.8% of total revenues for the six months ended March 31, 2026 and 2025, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses are expensed when incurred. Research and development expenses increased by $8.6 million, or 148.7%, to $14.4 million for the six months ended March 31, 2026, from $5.8 million for the same period in 2025. The increase in research and development expenses was primarily attributable to share-based compensation expense of $8.7 million recognized in the current period.

Impairment loss of Intangible assets

Impairment of intangible assets was primarily recognized due to technological advancements in the AI industry, which triggered an impairment charge on the digital assets held by the Company. The Company recognized an impairment charge of $38.4 million on its digital assets for the current period.

Other income (expenses)

Interest income

Interest income primarily arise from the loans to third parties. Interest income increased by $33,009, or 130.8%, to $58,236 for the six months ended March 31, 2026, from $25,227 for the same prior-year period.

Interest expenses

Interest expenses primarily arise from bank loans. Interest expenses decreased by $75,968, or 52.3%, to $69,386   for the six months ended March 31, 2026, from $145,354 for the same prior-year period, which was mainly attributable to lower average outstanding borrowings from banks.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding. The fair value change gain for the six months ended March 31, 2026 was $0.1 million.

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Income tax expense

We recorded an income tax expense of $69,168 for the six months ended March 31, 2026, compared to an income tax expense of $0.3 million for the same prior-year period.

Net (loss) Income

As a result of the foregoing, we recorded a net loss of $ 50.7 million for the six months ended March 31, 2026, as compared to a net income of $5.0 million for the same prior-year period.

5.B. Liquidity and Capital Resources.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, short-term borrowings from banks, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, funding from public offerings, if necessary, to ensure sufficient working capital. As of March 31, 2026, we had cash in the amount of $2.8 million. As of March 31, 2026, we had bank loans of $2.2 million; management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. On December 5, 2025, the Company entered into a Securities Purchase Agreement with several investors for a private placement of 300,000 (Pre-split 15,000,000) Class A ordinary shares, at a purchase price of $0.31875 per share. The net proceeds of $4.8 million were received on December 17 and December 18, 2025, respectively.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flows Analysis

For the Six Months Ended March 31, 2026 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2026	2025
Net cash provided by (used in) operating activities	$1,984,699	$10,131,789
Net cash (used in) investing activities	(7,046,738)	(17,407,270)
Net cash provided by financing activities	3,686,874	2,389,612
Effect of foreign exchange rate on cash	35,475	(181,534)
Net (decrease)/increase in cash	(1,339,690)	(5,067,403)
Cash and restricted cash at the beginning of the period	4,172,732	11,068,560
Cash and restricted cash at the end of the period	$2,833,042	$6,001,157

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Operating Activities

Net cash provided by operating activities was $2.0 million for the six months ended March 31, 2026, mainly derived from (i) a net loss of $50.66 million adjusted for noncash depreciation amortization of $7.9 million, provision for doubtful accounts of $0.2 million, impairment loss of intangible assets of $38.4 million, equity-settled share based payments of $13.5 million, cost of intangible assets of $4.4 million and change in fair value of warrant liability of $0.1 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of $11.8 million because of the expansion of our business in this period; (b) an decrease in advance from customers of $1.9 million; (c) an increase accrued expenses and other liabilities of $1.1 million.

Net cash provided by operating activities was $10.1 million for the six months ended March 31, 2025, mainly derived from (i) a net income of $5.0 million adjusted for noncash depreciation amortization of $5.4 million, provision for doubtful accounts of $2.2 million, equity-settled share based payments of $1.4 million and change in fair value of warrant liability of $3.7 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in advance from customers of $1.5 million because of the expansion of our business in this period; (b) an decrease in accounts payable of $0.6 million; (c) an decrease in advance to vendors of $2.5 million mainly for outsourced digital assets. We expect to utilize these prepayments before the fiscal year of 2025.

Investing Activities

Net cash used in investing activities amounted to $7.0 million for the six months ended March 31, 2026 mainly due to the Company purchased intangible assets of $7.0 million this period.

Net cash used in investing activities amounted to $17.4 million for the six months ended March 31, 2025, mainly due to the Company purchased intangible assets of $17.4 million this period.

Financing Activities

Net cash provided by financing activities amounted to $3.7 million for the six months ended March 31, 2026, primarily consisting of net proceeds from issuance of ordinary shares in private placement of $4.9 million and proceeds from bank loans of $1.4 million, partially offset by repayments of bank loans of $2.6 million.

Net cash provided by financing activities amounted to $2.4 million for the six months ended March 31, 2025, primarily consisting of net proceeds from issuance of ordinary shares upon public offering of $2.5 million and proceeds from bank loans of $1.9 million, partially offset by repayments of bank loans of $2.0 million.

Contractual Obligations

As of March 31, 2026 our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Bank loans and interest expenses	$2,247,028	$2,247,028	$—	$—	$—
Loans from third parties	$22,738	$22,738	$—	$—	$—
Operating Lease Obligations	243,136	144,087	99,049	—	—
Total	$2,512,902	$2,413,853	$99,049	$—	$—

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Non-GAAP Financial Measures

We are providing supplemental financial measures for non-GAAP net income from operations that excludes the impact of share-based compensation expense, change in fair value of warrant liability and impairment loss of intangible assets. This supplemental financial measure is not measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

We believe that this non-GAAP financial measure is also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. For example, we expect that share-based compensation expense, which is excluded from non-GAAP financial measures, will continue to be a significant recurring expense over the coming years and is an important part of the compensation provided to certain employees, officers, and consultants. We will exclude impairment losses on intangible assets. Such impairment losses are mostly triggered by non-recurring events including changes in external market conditions and declines in the recoverable amount of assets, and do not represent the company's recurring operating profit or loss. However, the company may still recognize substantial impairment of intangible assets if technological iteration, business contraction, downward market demand or other similar circumstances arise in the future. We will also exclude changes related to the issuance of warrants from non-GAAP financial measures. Since we may still issue warrants, such income or losses may still occur in future periods. Our non-GAAP financial measure is not meant to be considered in isolation and should be read only in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Financial Statements to understand, manage, and evaluate our business performance and use the non-GAAP financial measure only supplementally.

The following is a reconciliation of our non-GAAP net (loss) income for the years ended March 31, 2026, and 2025 respectively, which excludes the impact of (i) share-based compensation expense, (ii) change in fair value of warrant liability, (iii) Impairment on IA:

	For the Six Months ended March 31,
	2026	2025
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(50,659,736)	$5,039,536
Share-based compensation expense	13,466,620	1,419,000
Change in fair value of warrant liability	(128,286)	(3,734,131)
Impairment loss of intangible asset	38,438,830	—
Non-GAAP net income	$1,117,428	$2,724,405

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